Registration No. _____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**20-0467835**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

5320 Legacy Drive, Plano, TX	**75024**
(Address of principal executive offices)	*(Zip Code)*

STANDALONE RESTRICTED SHARE NEW HIRE INDUCEMENT AWARD FOR DENBURY RESOURCES INC.

(Full title of the plan)

Mark C. Allen	**Copy to:**
Sr. Vice President and Chief Financial Officer	**Donald Brodsky**
Denbury Resources Inc.	**Baker & Hostetler LLP**
5320 Legacy Drive	**811 Main Street, Suite 1100**
Plano, Texas 75024	**Houston, Texas 77002**
(972) 673-2000	**(713) 751-1600**
(Name, address and telephone number, including area code, of agent for service)	

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount to be Registered (1)(2)	Proposed Maximum Offering Price per Share (3)(4)	Proposed Maximum Aggregate Offering Price (3)(4)	Amount of Registration Fee
Common Stock $.001 Par Value	300,000	$ 3.62	$ 1,086,000	$ 126.19

(1) The securities to be registered are 300,000 shares of Common Stock potentially issuable upon the vesting of a Standalone Restricted Share New Hire Inducement Award granted to Christian S. Kendall on September 8, 2015 (the "Award").

(2) Pursuant to Rule 416 under the Securities Act of 1933, as amended (the "Securities Act"), this Registration Statement is deemed to include additional shares of Common Stock that may be issued pursuant to the terms of the Award to prevent dilution resulting from any future stock split, stock dividend or similar transaction.

(3) Estimated solely for the purpose of calculating the registration fee.

(4) Calculated pursuant to Rule 457(c) and (h)(1) under the Securities Act. Accordingly, the price per share of Common Stock offered hereunder is the price per share of $3.62, which is the average of the highest and lowest selling price per share of Common Stock by the New York Stock Exchange on September 4, 2015.

Denbury Resources Inc.

TABLE OF CONTENTS

Denbury Resources Inc.

EXPLANATORY NOTE

By this Registration Statement, Denbury Resources Inc. (the "Registrant" or the "Company" or "we" or "our" or "us") is registering 300,000 shares of Common Stock potentially issuable under the Standalone Restricted Share New Hire Inducement Award granted to Christian S. Kendall on September 8, 2015.

PART I

INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

Information specified in Item 1 and Item 2 of this Part I of Form S-8 to be contained in the Section 10(a) prospectus is omitted from this Registration Statement and will be sent or given to the participant(s) in accordance with Rule 428 under the Securities Act and the Explanatory Note to Part I of Form S-8.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

Any reports filed by us with the Securities and Exchange Commission (the "SEC") after the date of this Registration Statement and before the date that the offering of the securities by means of this Registration Statement is terminated will automatically update and, where applicable, supersede any information contained in or incorporated by reference in this Registration Statement. We incorporate by reference (excluding any information furnished pursuant to Items 2.02 or 7.01 of any report on Form 8-K) the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in the registration statement and to be part thereof from the date of filing such documents:

1. Our Annual Report on Form 10-K for the year ended December 31, 2014, filed on February 27, 2015;
2. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015, filed on May 6, 2015 and August 6, 2015, respectively;
3. Our Current Reports on Forms 8-K (excluding any information furnished pursuant to Items 2.02 or 7.01 of any report on Form 8-K) filed on: January 15, 2015; January 29, 2015; March 26, 2015; April 28, 2015; May 22, 2015; and July 28, 2015; and
4. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed on April 25, 1997, as amended by the Company's Registration Statement on Form 8-A/A filed on April 21, 1999.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

The validity of the shares of Common Stock covered by this Registration Statement has been passed upon by James S. Matthews, Senior Vice President, General Counsel and Secretary of the Company. As of the date of this Registration Statement, Mr. Matthews beneficially owns (i) 117,707 shares of Common Stock of the Company (including 77,014 restricted shares subject to forfeiture provisions) and (ii) 13,739 stock appreciation rights exercisable on March 31, 2016 at an exercise price of $16.77.

Denbury Resources Inc.

Item 6. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the "DGCL"), empowers us under specified circumstances to indemnify our directors, officers, employees and agents in connection with actions, suits or proceedings brought against them or threatened by reason of the fact that they were our directors, officers, employees or agents, so long as they acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of our Company, and with respect to any criminal action, that they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of our Company, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if such person is adjudged to be liable to us, unless a court determines that indemnification is appropriate.

Article IX of our Second Restated Certificate of Incorporation (the "Certificate of Incorporation") requires indemnification of directors, officers and other employees to the fullest extent permitted by Section 145 of the DGCL. Furthermore, Article IX explicitly provides that:

- we may advance expenses, including reasonable attorneys' fees, to individuals entitled to indemnification;
- we may not take any action to diminish or reduce the rights of individuals entitled to indemnification after the occurrence of the events to which the indemnification relates; and
- any person entitled to indemnification by us may bring suit against us if we do not pay them within 30 days after receiving a written demand for indemnification and, if successful, such person may recover their expenses for such suit, including attorneys' fees, from us. In the suit, we will have the burden of proving any defense that the person is not eligible for indemnification under the DGCL.

Additionally, we maintain directors and officers insurance which includes coverage for liability under the federal securities laws.

Article X of our Certificate of Incorporation limits the personal liability of a director to us or our stockholders for monetary damages for breach of fiduciary duty as a director, provided that a director's liability may not be limited (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

Item 7. Exemption from Registration Claimed.

Not applicable.

Denbury Resources Inc.

Item 8. Exhibits.

(a) Exhibits.

The following documents are included as a part of this Registration Statement.

Exhibit No.	Document Description
4.1	Second Restated Certificate of Incorporation of Denbury Resources Inc. filed with the Delaware Secretary of State on October 30, 2014 (incorporated by reference to Exhibit 3(a) of Form 10-Q filed by the Company on November 7, 2014, File No. 001-12935).
4.2	Second Amended and Restated Bylaws of Denbury Resources Inc. as of November 4, 2014 (incorporated by reference to Exhibit 3(b) of Form 10-Q filed by the Company on November 7, 2014, File No. 001-12935).
5.1*	Opinion of James S. Matthews, Senior Vice President, General Counsel and Secretary of Denbury Resources Inc.
10.1*	Standalone Restricted Share New Hire Inducement Award by and between Christian S. Kendall and the Company, dated as of September 8, 2015.
23.1*	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of DeGolyer and MacNaughton.
23.3*	Consent of James S. Matthews (included in Opinion filed as Exhibit 5.1 hereto).
24.1*	Power of Attorney (included on signature page).

* Included herewith.

Item 9. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

Denbury Resources Inc.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Denbury Resources Inc.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, Texas, on September 8, 2015.


Denbury Resources Inc.

/s/ Mark C. Allen
_____
Mark C. Allen
Sr. Vice President and Chief Financial Officer

/s/ Alan Rhoades
_____
Alan Rhoades
Vice President and Chief Accounting Officer


POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Phil Rykhoek, Mark C. Allen and Alan Rhoades, and each of them, each with full power to act without the other, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person hereby ratifying and confirming that each of said attorneys-in-fact and agents or his substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

September 8, 2015	/s/ Phil Rykhoek
	_____
	Phil Rykhoek
	Director, President and Chief Executive Officer
	(Principal Executive Officer)
September 8, 2015	/s/ Mark C. Allen
	_____
	Mark C. Allen
	Sr. Vice President and Chief Financial Officer
	(Principal Financial Officer)
September 8, 2015	/s/ Alan Rhoades
	_____
	Alan Rhoades
	Vice President and Chief Accounting Officer
	(Principal Accounting Officer)
September 8, 2015	/s/ Wieland F. Wettstein
	_____
	Wieland F. Wettstein
	Chairman of the Board

Denbury Resources Inc.

September 8, 2015	/s/ Michael B. Decker
	Michael B. Decker Director
September 8, 2015	/s/ John P. Dielwart
	John P. Dielwart Director
September 8, 2015	/s/ Gregory L. McMichael
	Gregory L. McMichael Director
September 8, 2015	/s/ Kevin O. Meyers
	Kevin O. Meyers Director
September 8, 2015	/s/ Randy Stein
	Randy Stein Director
September 8, 2015	/s/ Laura A. Sugg
	Laura A. Sugg Director

Denbury Resources Inc.

INDEX TO EXHIBITS

Exhibit No.	Document Description
5.1	Opinion of James S. Matthews, Senior Vice President, General Counsel and Secretary of Denbury Resources Inc.
10.1	Standalone Restricted Share New Hire Inducement Award by and between Christian S. Kendall and the Company, dated as of September 8, 2015.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of DeGolyer and MacNaughton.

Exhibit 5.1

September 8, 2015

Denbury Resources Inc.
5320 Legacy Drive
Plano, Texas 75034

      Re: Securities Being Registered under Registration Statement on Form S-8

Ladies and Gentlemen:

This opinion letter is furnished to you in connection with the Registration Statement on Form S-8 ("**Registration Statement**") to be filed with the Securities and Exchange Commission (the "**SEC**") by Denbury Resources Inc., a Delaware corporation (the "**Company**"), pursuant to the Securities Act of 1933, as amended (the "**Securities Act**"), relating to 300,000 shares of the $0.001 par value common stock (the "**Common Stock**") of the Company that may be issued by the Company under the Standalone Restricted Share New Hire Inducement Award Agreement by and between the Company and Christian S. Kendall, dated September 8, 2015 (the "**Award Agreement**"). For the purposes hereof, the 300,000 shares of Common Stock that may be issued under the Award Agreement will be referred to collectively as the "**Shares**".

As Senior Vice President, General Counsel and Secretary of the Company, I am familiar with the proceedings taken and proposed to be taken by the Company in connection with the registration of the Shares. I have examined (i) the Second Restated Certificate of Incorporation of the Company and the Second Amended and Restated Bylaws of the Company; (ii) minutes and records of the corporate proceedings of the Company with respect to the Award Agreement, the issuance of the Shares pursuant to the Award Agreement, the filing of the Registration Statement with the SEC and related matters; (iii) the Registration Statement and exhibits thereto; (iv) the Award Agreement; and (v) such other documents and instruments as I have deemed necessary for the expression of the opinion contained herein.

In making the foregoing examinations, I have assumed the genuineness of all signatures and the authenticity of all documents submitted to me as originals, and the conformity to original documents of all documents submitted to me as copies; the legal capacity of all natural persons; and that all applicable fiduciary duties have been satisfied. In making my examination of documents executed by parties other than the Company, I have assumed (i) that each other party has the power, authority and capacity to execute and deliver, and to perform and observe the provisions of, such documents; (ii) the due authorization by each such party of all requisite action and the due execution and delivery of such documents by each such party; and (iii) that such documents constitute the legal, valid and binding obligations of each such party. As to any facts material to the opinions expressed herein, I have relied upon statements and representations of officers and other representatives of the Company and public officials, and have conducted no special investigation of factual matters in connection with this opinion.

My examination of matters of law in connection with the opinion expressed herein has been limited to the General Corporation Law of the State of Delaware, including the applicable provisions of the Delaware Constitution and the reported judicial decisions, rules and regulations interpreting such law. I express no opinion with respect to the laws of any other jurisdiction, and I express no opinion herein concerning any other laws, rules or regulations (including, without limitation, the application of the securities or "blue sky" laws of any state to the offer and/or sale of the Shares).

Based upon my examinations, and the consideration of, and reliance upon, the documents and other matters described above, and assuming that:

(1)   the Shares to be issued or sold in the future under the Award Agreement will be duly issued or sold in accordance with the terms of the Award Agreement;

(2)   the Company maintains an adequate number of authorized but unissued shares and/or treasury shares for issuance of Shares to be issued pursuant to the Award Agreement; and

(3)   the lawful consideration for the Shares issued pursuant to the Award Agreement is actually received by the Company as provided in the Award Agreement and exceeds the par value of such Shares;

I am of the opinion that Shares issued or sold in accordance with the terms of the Award Agreement will be legally issued, fully paid and nonassessable.

The opinion expressed herein is rendered pursuant to Item 601(b)(5)(i) of Regulation S-K under the Securities Act and may not be used or relied upon for any other purpose.

I hereby consent to the inclusion of this opinion as Exhibit 5.1 to the Registration Statement. In giving such consent, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC promulgated thereunder.

This opinion is rendered to you as of the date hereof, and I undertake no obligation to advise you of any change in any applicable law or in facts or circumstances which might affect any matters or opinions set forth herein.

Very truly yours,

/s/ James S. Matthews

James S. Matthews
Senior Vice President, General Counsel and Secretary

Exhibit 10.1

300,000 Shares   **Date of Grant: September 8, 2015**

STANDALONE RESTRICTED SHARE

NEW HIRE INDUCEMENT AWARD

FOR DENBURY RESOURCES INC.

   THIS STANDALONE RESTRICTED SHARE NEW HIRE INDUCEMENT AWARD (the "**Award**") is made effective on the Date of Grant shown above by Denbury Resources Inc. (the "**Company**") in favor of Christian S. Kendall ("**Holder**").

   WHEREAS, the Company desires to grant to the Holder shares of Restricted Stock as an inducement for Holder to accept employment as the Chief Operating Officer of the Company, pursuant to the Offer Letter agreement between the parties ("**Offer Letter**");

   WHEREAS, the Compensation Committee of the Board of Directors of the Company, comprised solely of independent directors within the meaning of the rules of the New York Stock Exchange ("**NYSE**") who are also non-employee directors within the meaning of Rule 16b-3b(3)(i) under the Exchange Act, has approved the issuance of the Award as an "inducement award" within the meaning of NYSE Rule 303A.08;

   WHEREAS, Restricted Stock will be issued by the Company in the Holder's name and be issued and outstanding for all purposes (except as provided below) but held by the Company (together with the stock power set forth below) until such time as all or part of such Restricted Stock is vested by reason of the lapse of the applicable restrictions, after which time the Company shall make delivery of the Vested Shares to Holder;

   WHEREAS, the Restricted Stock is to be issued under the Award as a standalone award agreement and not pursuant to any of the Company's equity compensation plans; and

   WHEREAS, the Company and Holder understand and agree that the Award is in all respects subject to the terms and provisions set forth herein.

   NOW THEREFORE, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the parties agree as follows:

1. **Restricted Stock Award**. The Company hereby grants to the Holder an aggregate of three hundred thousand (300,000) shares of Restricted Stock ("**Award Restricted Shares**") on the terms and conditions set forth herein including, without limitation, the restrictions more specifically set forth in Section 2 below.

2. **Vesting of Award Restricted Shares**. The restrictions on the Award Restricted Shares shall lapse (Award Restricted Shares with respect to which restrictions have

lapsed being herein referred to as "**Vested Shares**") and such Award Restricted Shares shall become (i) non-forfeitable with respect to the specified percentage of the Award Restricted Shares on the dates set forth in (a) though (c) below, and (ii) will become 100% vested and non-forfeitable on the occurrence (if any) of the earliest of the dates set forth in (d) through (f) below:

    (a)   34% of the Award Restricted Shares on the date of the 1st Anniversary of the Date of Grant;

    (b)   33% of the Award Restricted Shares on the date of the 2nd Anniversary of the Date of Grant;

    (c)   the remaining balance of the Award Restricted Shares on the date of the 3rd Anniversary of the Date of Grant;

    (d)   the date of Holder's death or Disability;

    (e)   the date of a Change of Control; and

    (f)   the date of a Post-Separation Change of Control, as defined below.

For purposes of the Award, the term "**Post-Separation Change of Control**" means a Change of Control which follows the Holder's Separation, but results from the Commencement of a Change of Control that occurs prior to the Holder's Separation. For all purposes of the Award, the term "**Commencement of a Change of Control**" means the date on which any material action, including without limitation through a written offer, open-market bid, corporate action, proxy solicitation or otherwise, is taken by a "person" (as defined in Section 13(d) or Section 14(d)(2) of the 1934 Act), or a "group" (as defined in Section 13(d)(3) of the 1934 Act), or their affiliates, to commence efforts that, within 12 months after the date of such material action, leads to a Change of Control involving such person, group, or their affiliates.

3.   <u>**Restrictions – Forfeiture of Award Restricted Shares**</u>. The Award Restricted Shares are subject to restrictions including that all rights of Holder to any Award Restricted Shares which have not become Vested Shares shall automatically, and without notice, terminate and shall be permanently forfeited on the date of Holder's Separation for a reason other than death or Disability. Notwithstanding the foregoing, if there is an applicable Post-Separation Change of Control, the previously forfeited Award Restricted Shares (and any corresponding Dividend Equivalent) shall be reinstated and become Vested Shares and, for all purposes of the Award, Holder will be deemed to have Separated on the day after such Post-Separation Change of Control.

4.   <u>**Withholding**</u>. If and when any Award Restricted Shares become Vested Shares, the minimum statutory tax withholding required to be made by the Company, or other withholding rate as determined by the Committee in its discretion if determined not to be detrimental to the Company or Holder, shall be paid by Holder to the Administrator, as

applicable, in cash, by delivery of Stock, which Stock may be in whole or in part Vested Shares, based on the Fair Market Value of such Stock on the date of delivery, or via payroll deduction. The Holder, in his sole discretion, may direct that the Company withhold at any rate which is in excess of the minimum withholding rate described in the preceding sentence, but not in excess of the highest incremental tax rate for Holder, and such additional directed withholding will be made in the same manner as described in the preceding sentence except that such additional directed withholding may only be paid in Stock which have been previously acquired and have been held by Holder for at least six (6) months prior to the date of delivery.

5. **Issuance of Shares**.

(a) As holder of the Award Restricted Shares, Holder shall have voting rights related to such Award Restricted Shares to the same extent as an owner of issued and outstanding Stock. However, in lieu of the right to receive regular cash or stock dividends ("Dividends") relative to such Award Restricted Shares during the restricted period, the Holder is entitled to a Dividend Equivalent whenever the Company pays a Dividend on the shares of Stock underlying the Award Restricted Shares. The amount of the Dividend Equivalent shall be shares, cash, or other property equal to, in the case of (i) cash or shares, the product of (a) the per-share amount of the Dividend paid and (b) the number of Award Restricted Shares held on the record date related to the Dividend being paid on the underlying Stock represented by such Award Restricted Shares; or (ii) other property, the amount determined by the Administrator. The Company will retain custody of all Dividend Equivalents (which are subject to the same restrictions, terms, and conditions as the Award Restricted Shares) until the Award Restricted Shares or a portion thereof become Vested Shares. If an Award Restricted Share is forfeited, any such related Dividend Equivalent also shall be forfeited. Unless otherwise determined by the Committee, Stock distributed in connection with a Stock split or Stock dividend, and other property (other than cash) distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Award Restricted Shares with respect to which such Stock or other property has been distributed.

(b) The Committee may allow Holder to elect, or may require, that any cash dividends paid on a share of Restricted Stock be automatically reinvested in additional shares of Restricted Stock.

(c) The Administrator shall deliver the Vested Shares and Dividend Equivalent amounts (the former reduced by the number of Vested Shares or cash, as applicable, and the latter reduced by payroll deduction delivered to the Administrator to pay required withholding under Section 4 above) to the Holder as soon as reasonably possible following Vesting.

6. **No Transfers Permitted.** During the restricted period, neither the Award, the Award Restricted Shares nor any right under the Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by Holder and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Affiliate. The Award may be transferred pursuant to a domestic relations order entered or approved by a court of

competent jurisdiction upon delivery to the Company of a written request for such transfer and a certified copy of such order.

7. **Administration**.

    (a)   Authority of the Committee. The Award shall be administered by the Committee except to the extent the Board elects to administer the Award, in which case references herein to the "Committee" shall be deemed to include references to the "Board." The Committee shall have the authority, in its sole and absolute discretion, to: (i) determine whether, to what extent, and under what circumstances the Award may be vested, settled, exercised, canceled, or forfeited; (ii) interpret and administer the Award; (iii) establish, amend, suspend, or waive rules and regulations used to administer the Award, (iv) accelerate the date on which the restrictions on the Award lapse; and (v) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Award, including to correct any defect, supply any omission or reconcile any conflict between the Award and the Holder's Offer Letter or other terms and conditions of employment.

    (b)   Manner of Exercise of Committee Authority. It is the intent of the Company that, to the fullest extent possible, the grant of the Award to Holder, who is or may become subject to section 16 of the Exchange Act, shall be exempt from such section pursuant to an exemption under Rule 16b-3(d)(1) (except for transactions acknowledged in writing to be non-exempt by Holder).

    (c)   Delegation of Authority. The Committee may delegate any or all of its powers and duties under the Award subject to such terms as the Committee shall determine, to perform such functions, including administrative functions, as the Committee may determine, to the extent that such delegation will not (i) violate applicable law or (ii) result in the loss of an exemption under Rule 16b-3(d)(1). The Committee may also appoint agents to assist it in administering the Award that are employees (whether or not such employee is an officer).

    (d)   Limitation of Liability. The Committee and each member thereof shall be entitled, in good faith, to rely or act upon any report or other information furnished to it, him or her by any officer or employee of the Company or any of its Subsidiaries, the Company's legal counsel, independent auditors, consultants or any other agents assisting in the administration of the Award. Members of the Committee and any officer or employee of the Company or any of its Subsidiaries acting at the direction or on behalf of the Committee shall not be personally liable for any action taken or omitted or determination made in good faith with respect to the Award, and shall, to the fullest extent permitted by law, be indemnified and held harmless by the Company with respect to any such action or determination.

8. **Amendment; Subdivision or Consolidation; Recapitalization; Change of Control; Reorganization**.

    (a)   Amendments to the Award. The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate the Award at any time before it vests in full; provided, however, that, without the consent of Holder, no such

Committee action may materially and adversely affect the rights of Holder under the Award. For purposes of clarity, any adjustments made to the Award pursuant to Section 8(b) through 8(g) will be deemed not to materially and adversely affect the rights of Holder under the Award and therefore may be made without the consent of Holder.

(b) Changes in Capital Structure. The existence of the Award shall not affect in any way the right or power of the Company, the Board or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company or its Subsidiaries, any issue of debt or equity securities ahead of or affecting Stock or the rights thereof, the dissolution or liquidation of the Company or its Subsidiaries, or any sale, lease, exchange or other disposition of all or any part of its assets or business or any other corporate act or proceeding.

(c) Subdivision or Consolidation of Shares. The terms of the Award shall be subject to adjustment by the Committee from time to time, in accordance with the following provisions:

       i. If at any time, or from time to time, the Company shall subdivide as a whole (by reclassification, by a Stock split, by the issuance of a distribution on Stock payable in Stock, or otherwise) the number of shares of Stock then outstanding into a greater number of shares of Stock, or in the event the Company distributes an extraordinary cash dividend, then, the number of shares of Stock (or other kind of shares or securities) that may be acquired under the Award shall be increased proportionately.

       ii. If at any time, or from time to time, the Company shall consolidate as a whole (by reclassification, by reverse Stock split, or otherwise) the number of shares of Stock then outstanding into a lesser number of shares of Stock, then, the number of shares of Stock (or other kind of shares or securities) that may be acquired under the Award shall also be decreased proportionately.

       iii. Whenever the number of shares of Stock subject to the Award is required to be adjusted as provided in this Section 8(c), the Committee shall prepare and provide to Holder a notice setting forth, in reasonable detail, the event requiring adjustment, the amount of the adjustment, the method by which such adjustment was calculated, and the change in the number of shares of Stock.

(d) Recapitalization. If the Company recapitalizes, reclassifies its capital stock, or otherwise changes its capital structure (a "***recapitalization***") without the occurrence of a Change of Control, the number and class of shares of Stock covered by the Award shall be adjusted so that the Award shall thereafter cover the number and class of shares of Stock and securities to which Holder or any permitted transferee would have been entitled pursuant to the terms of the recapitalization if, immediately prior to the recapitalization, Holder or permitted transferee had been the holder of record of the number of shares of Stock then covered by the Award.

(e) Additional Issuances. Except as expressly provided herein, the issuance by the Company of shares of stock of any class or securities convertible into shares of stock of any class, for cash, property, labor or services, upon direct sale, upon the

exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to the Award.

(f)   Change of Control and Other Events. Notwithstanding any other provisions herein to the contrary, effective upon a Change of Control or changes in the outstanding Stock by reason of a recapitalization, reorganization, merger, consolidation, combination, exchange or other relevant change in capitalization occurring after the date of the grant of the Award and not otherwise provided for by this Section 8, the Committee, acting in its sole discretion without the consent or approval of Holder or any permitted transferee, may effect one or more of the following alternatives: (i) provide for a cash payment with respect to Award Restricted Shares by requiring the mandatory surrender to the Company by Holder or any permitted transferees of some or all of the Award Restricted Shares (irrespective of whether the Award is then vested) as of a date, before or after such Change of Control, specified by the Committee, in which event the Committee shall thereupon cancel the Award (with respect to all shares subject to such Award) and pay to Holder or permitted transferee an amount of cash (or other consideration including securities or other property) (other than a Dividend Equivalent payable in cash) equal to the Change of Control Price (as defined below); or (ii) make such adjustments to the Award as the Committee deems appropriate to reflect such pending or effective Change of Control (including, but not limited to, (x) the substitution, assumption, or continuation of the Award by the successor company or a parent, subsidiary or affiliate thereof for new awards of that successor, and (y) the adjustment as to the number and price of shares of Stock or equity of the successor entity or other consideration subject to the Award); provided, however, that the Committee may determine in its sole discretion that no adjustment is necessary to the Award.

(g)   Change of Control Price. The "*Change of Control Price*" means (i) if the Change of Control is the result of a tender or exchange offer for, consolidation or merger of, sale of all or substantially all of the assets of, or the liquidation or dissolution of, the Company, the consideration per share of Stock received by the shareholders in connection with such transaction, or, if (i) is not applicable, (ii) the highest Fair Market Value of a share of Stock during the sixty (60) day period prior to and including the date of a Change of Control. To the extent that the consideration paid in any such transaction described in (i) above consists all or in part of securities or other non-cash consideration, the value of such securities and other non-cash consideration shall be the fair cash equivalent as determined by such reasonable methods or procedures as shall be established by the Committee.

9.   No Right To Continued Employment. The Award shall not confer upon the Holder any right with respect to continuation of employment by the Company, or any right to provide services to the Company, nor shall it interfere in any way with Holder's right to terminate employment, or the Company's right to terminate Holder's employment, at any time and for any reason.

10.   Governing Law. All questions arising with respect to the provisions of the Award shall be determined by application of the laws of the State of Delaware, without

giving effect to any conflict of law provisions thereof. The obligation of the Company to deliver Stock hereunder is subject to applicable federal and state securities laws and to the approval of any governmental authority required in connection with the authorization, issuance, sale, or delivery of such Stock.

11.   **Binding Effect**. The Award shall inure to the benefit of and be binding upon the heirs, executors, administrators, and permitted successors and assigns of the parties hereto.

12.   **Severability**. If any provision of the Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to the Holder, or would disqualify the Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable law or, if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Award, such provision shall be stricken as to such jurisdiction, or as to the Holder and the remainder of the Award shall remain in full force and effect.

13.   **Unfunded Status of Awards; No Trust or Fund Created**. The Award shall not create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and Holder or any other person. To the extent that the Holder acquires a right to receive payments or Stock from the Company or any Affiliate pursuant to the Award, such right shall be no greater than the right of any general unsecured creditor of the Company or such Affiliate.

14.   **Fractional Shares**. No fractional shares of Stock shall be issued or delivered pursuant to the Award, and the Committee shall determine in its sole discretion whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional shares of Stock or whether such fractional shares of Stock or any rights thereto shall be canceled, terminated, or otherwise eliminated with or without consideration.

15.   **Facility of Payment.** Any amounts payable hereunder to any individual under legal disability or who, in the judgment of the Committee, is unable to manage properly his financial affairs, may be paid to the legal representative of such individual, or may be applied for the benefit of such individual in any manner that the Committee may select, and the Company shall be relieved of any further liability for payment of such amounts.

16.   **Conditions to Delivery of Stock**. Nothing shall require the Company to issue any shares with respect to the Award if that issuance would, in the opinion of counsel for the Company, constitute a violation of the Securities Act or any similar or superseding statute or statutes, any other applicable statute or regulation, or the rules of any applicable securities exchange or securities association, as then in effect. In addition, Holder shall not sell or otherwise dispose of Stock that is acquired upon grant or vesting of the Award Restricted Shares in any manner that would constitute a violation of any applicable federal or state securities laws, or the rules, regulations or other requirements of the Securities and Exchange Commission or any stock exchange upon which the Stock is then listed.

17.   **Evidencing Stock**. The Stock delivered pursuant to the Award may be evidenced in any manner deemed appropriate by the Committee in its sole discretion, including, but not limited to, in the form of a certificate issued in the name of the Holder or by book entry, electronic or otherwise and shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Award or the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which such Stock or other securities are then listed, and any applicable federal, state or other laws, and the Committee may cause a legend or legends to be inscribed on any such certificates to make appropriate reference to such restrictions. If certificates representing Restricted Stock are registered in the name of the Holder, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock, that the Company retain physical possession of the certificates, and that the Holder deliver a stock power to the Company, endorsed in blank, related to the Restricted Stock.

18.   **Additional Agreements**. The Holder may be required to agree in writing, as a condition to the grant of the Award or otherwise, to subject the Award settled following such Holder's Separation to a general release of claims and/or a noncompetition or other restricted covenant agreement in favor of the Company and its Affiliates, with the terms and conditions of such agreement (s) to be determined in good faith by the Committee.

19.   **Termination of Service**. Except as provided herein, the treatment of the Award upon a Separation by Holder shall be specified in any separation agreement entered into between the Holder and the Company.

20.   **Clawback**. The Award is subject to any written clawback policies that the Company, with the approval of the Board, has adopted or may adopt after the date hereof. Any such policy may subject amounts paid or realized with respect to the Award to reduction, cancelation, forfeiture or recoupment if certain specified events or wrongful conduct occur, including but not limited to an accounting restatement due to the Company's material noncompliance with financial reporting regulations or other events or wrongful conduct specified in any such clawback policy adopted to conform to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the Securities and Exchange Commission and that the Company determines should apply to the Award.

21.   **Section 409A of the Code**. It is the intent of the Company that the Award shall not be deferred compensation subject to Section 409A of the Code, and the Award shall be administered accordingly. Holder shall not have any right to defer delivery of Vested Shares following the date of vesting, and such delivery shall occur no later than March 15 of the calendar year after the year in which such vesting has occurred. Notwithstanding anything herein to the contrary, in no event shall the Company or the Committee be liable for the payment of, or any gross up payment in connection with, any taxes or penalties owed by the Holder pursuant to Section 409A of the Code.

22.   **Definitions**. For purposes of the Award, the following terms shall be defined as set forth below:

(a) "*Administrator*" means the Company's President and CEO, Senior Vice President and Chief Financial Officer and Vice President and Chief Human Resources Officer.

(b) "*Affiliate*" means any corporation, partnership, limited liability company, limited liability partnership, association, trust or other organization which, directly or indirectly, controls, is controlled by, or is under common control with, the Company. For purposes of the preceding sentence, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any entity or organization, shall mean the possession, directly or indirectly, of the power (i) to vote more than 50% of the securities having ordinary voting power for the election of directors of the controlled entity or organization, or (ii) to direct or cause the direction of the management and policies of the controlled entity or organization, whether through the ownership of voting securities, by contract, or otherwise.

(c) "*Board*" means the Board of Directors of the Company.

(d) "*Cause*" shall mean either (i) a final, nonappealable conviction of Holder for commission of a felony involving moral turpitude, or (ii) Holder's willful gross misconduct that causes material economic harm to the Company or that brings substantial discredit to the Company's reputation.

(e) "*Change of Control*" means the occurrence of any one of the following with respect to the Company:

i.   "Continuing Directors" no longer constitute a majority of the Board; the term "*Continuing Director*" shall mean any individual who has served as a Director for one year or more, together with any new Directors whose election by the Board or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the Directors then still in office who were either Directors at the beginning of such one-year period or whose election or nomination for election as previously so approved;

ii.   any person or combination of persons acting as a group (as defined in Rule 13d-3 under the Exchange Act) become the beneficial owners (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of shares of Stock representing thirty percent (30%) or more of the voting power of the Company's then outstanding securities entitled generally to vote for the election of Directors;

iii.   a merger or consolidation to which the Company is a party, regardless of the surviving entity in such transaction, if (A) the shareholders of the Company immediately prior to the effective date of such merger or consolidation have beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of less than fifty percent (50%) of the combined voting power to vote for the election of directors of the surviving corporation, or other entity following the effective date of such merger or consolidation, or (B) following such merger or consolidation, fifty percent (50%) or more of the individuals who (on the date immediately prior to the date of execution of the agreement providing for such merger or consolidation) constitute the members of Senior Management do not, as of a date six months after such merger or consolidation, hold an

officer's position which would make them a member of senior management of the surviving corporation; or

iv. the sale of all, or substantially all, of the assets of the Company or the liquidation or dissolution of the Company.

Notwithstanding the foregoing, if a Holder's Separation is for a reason other than for Cause, and occurs not more than ninety (90) days prior to the date on which a Change of Control occurs, for the purpose of the Award, such termination shall be deemed to have occurred immediately following a Change of Control.

Notwithstanding anything herein to the contrary, under no circumstances will a change in the constitution of the board of directors or managers of any Subsidiary, a change in the beneficial ownership of any Subsidiary, the merger or consolidation of a Subsidiary with any other entity, the sale of all or substantially all of the assets of any Subsidiary or the liquidation or dissolution of any Subsidiary (in each case which does not constitute and is not part of a sale of all or substantially all of the assets of the Company) constitute a "Change of Control."

(f) "*Code*" means the United States Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(g) "*Committee*" means the Compensation Committee of the Board.

(h) "*Director*" means a member of the Board.

(i) "*Disability*" shall mean the Holder's inability to engage in any substantial gainful activity by reason of any medically-determinable physical or mental impairment which, in the reasonable opinion of the Committee or its designee based on such medical evidence as it deems necessary, can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; provided, however, that such Disability did not result, in whole or in part from: (i) a felonious undertaking or (ii) an intentional self-inflicted wound.

(j) "*Dividend Equivalent*" means a right, granted to Holder, to receive cash, Stock, or other property equal in value to dividends paid or issued with respect to a specified number of shares of Stock.

(k) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto.

(l) "*Fair Market Value*" means, as of any specified date, (i) if the Stock is listed on a national securities exchange, the closing sales price of the Stock, as reported by the stock exchange on that date (or if no sales occur on that date, on the last preceding date on which such sales of the Stock are so reported); (ii) if the Stock is not traded on a national securities exchange but is traded over the counter at the time a determination of its fair market value made, the average between the reported high and low bid and asked prices of Stock on the most recent date on which Stock was publicly traded; or (iii) in the

event Stock is not publicly traded at the time a determination of its value is required to be made under the Award, the amount determined by the Committee in its discretion in such manner as it deems appropriate, taking into account all factors the Committee deems appropriate.

(m)   "*person*" means any person or entity of any nature whatsoever, specifically including an individual, a firm, a company, a corporation, a partnership, a limited liability company, a trust or other entity; a person, together with that person's Affiliates and Associates (as those terms are defined in Rule 12b-2 under the Exchange Act, provided that "registrant" as used in Rule 12b-2 shall mean the Company), and any persons acting as a partnership, limited partnership, joint venture, association, syndicate or other group (whether or not formally organized), or otherwise acting jointly or in concert or in a coordinated or consciously parallel manner (whether or not pursuant to any express agreement), for the purpose of acquiring, holding, voting or disposing of securities of the Company with such person, shall be deemed a single "person."

(n)   "*Restricted Stock*" means Stock granted to the Holder under this Award, that is subject to certain restrictions and to a risk of forfeiture.

(o)   "*Securities Act*" means the Securities Act of 1933 and the rules and regulations promulgated thereunder, or any successor law, as it may be amended from time to time.

(p)   "*Senior Management*" means that group composed of the Company's Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Executive Vice Presidents, Senior Vice Presidents and General Counsel, as such specific officers' positions exist and individuals are then serving in such positions at the time in question.

(q)   "*Separation*" means (and shall occur on the date on which) Holder ceases to have an employment or service relationship with the Company and its Affiliates for any reason, including death or Disability; provided, however, that a Separation will not be considered to have occurred (x) upon the Holder's ceasing an employment relationship with the Company and its Affiliates if at that time the Holder continues to serve, or commences serving, as a director of the Company, or (y) while the Holder is on sick leave, military leave, or any other leave of absence approved by the Company, if the period of such leave does not exceed 90 days, or, if longer, so long as the Holder's right to reemployment or a continuing service relationship with the Company is guaranteed either by statute or by contract.

(r)   "*Stock*" means the Company's Common Stock, par value $0.001 per share, and such other securities as may be substituted (or re-substituted) for Stock pursuant to Section 8.

(s)   "*Subsidiary*" means with respect to the Company, any corporation or other entity of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by the Company.

IN WITNESS WHEREOF, the Company has caused the Award to be executed on its behalf by its duly authorized representatives on the Date of Grant.

DENBURY RESOURCES INC.

Per: **/s/ Phil Rykhoek**
             Phil Rykhoek, Chief Executive Officer

Per: **/s/ Mark Allen**
             Mark Allen, SVP & Chief Financial Officer

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 27, 2015 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in Denbury Resources Inc.'s Annual Report on Form 10-K for the year ended December 31, 2014.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Dallas, Texas

September 8, 2015

Exhibit 23.2

DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244

September 8, 2015

Denbury Resources Inc.
5320 Legacy Drive
Plano, Texas 75024

Ladies and Gentlemen:

We hereby consent to incorporation by reference in this Form S-8 Registration Statement of Denbury Resources Inc. (with respect to the Standalone Restricted Share New Hire Inducement Award Agreement between Denbury Resources Inc. and Christian S. Kendall, dated September 8, 2015), to be filed with the Securities and Exchange Commission on or about September 8, 2015, of the Denbury Resources Inc. Annual Report on Form 10-K for the year ended December 31, 2014, which uses the name DeGolyer and MacNaughton, refers to DeGolyer and MacNaughton, and includes our Letter Report dated January 27, 2015, regarding the proved reserves of Denbury Resources, and to the inclusion of information taken from our "Appraisal Report as of December 31, 2014 on Certain Properties owned by Denbury Resources Inc. SEC Case", "Appraisal Report as of December 31, 2013 on Certain Properties owned by Denbury Resources Inc. SEC Case", and "Appraisal Report as of December 31, 2012 on Certain Properties owned by Denbury Resources Inc. SEC Case".

Very truly yours,

/s/ DeGolyer and MacNaughton

DeGolyer and MacNaughton
Texas Registered Engineering Firm F-716